Exhibit 4.4.3

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL, AND THE REGISTRANT TREATS SUCH INFORMATION AS PRIVATE AND CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.
Execution Copy
SECOND AMENDMENT TO EIGHTH SUPPLEMENTAL INDENTURE
SECOND AMENDMENT TO EIGHTH SUPPLEMENTAL INDENTURE (this “Second Amendment”), dated as of February 22, 2024, by and among TELLURIAN INC., a Delaware corporation (the “Company”), WILMINGTON TRUST, NATIONAL ASSOCIATION, as trustee (the “Trustee”) and HB FUND LLC, as collateral agent (the “Collateral Agent”).
W I T N E S S E T H
WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture, dated as of June 3, 2022 (the “Base Indenture”), as amended and supplemented by the eighth supplemental indenture, dated as of August 15, 2023, as amended by the first amendment to eighth supplemental indenture, dated as of January 2, 2024, each between the Issuer, the Trustee and the Collateral Agent (as amended, the “Eighth Supplemental Indenture” and the Base Indenture, as amended and supplemented by the Eighth Supplemental Indenture, the “Indenture”), providing for the issuance of $250,000,000 aggregate principal amount of the Company’s 10.00% Senior Secured Notes due 2025 (the “Notes”);
WHEREAS, Section 9.02(a) of the Eighth Supplemental Indenture provides that the Company, the Trustee and the Collateral Agent, as applicable, may, with the consent of 100% of the Holders (the “Required Holders”), amend or supplement the Indenture, the Notes or the Collateral Documents;
WHEREAS, the Company and Required Holders have agreed to a separately negotiated letter agreement, dated February 22, 2024, between the Company and the Required Holders (the “February Letter Agreement”); and
WHEREAS, the Company desires, pursuant to Section 9.02(a) of the Eighth Supplemental Indenture, to amend the Indenture with the consent of the Required Holders.
NOW THEREFORE, for and in consideration of the provisions set forth herein, it is mutually agreed, for the equal and proportional benefit of the Holders, from time to time, as follows:
1.Capitalized Terms.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.Top-Up PIK Amount. If the principal amount of the Notes is increased pursuant to Section 1 of the February Letter Agreement to reflect the Top-Up PIK Amount (as such term is defined in the February Letter Agreement), a new Note shall be issued by the Company (the “Top-Up Note”) reflecting such increased outstanding principal amount of Notes and, upon receipt of such executed Top-Up Note from the Company accompanied by a Company Order, the Trustee shall authenticate such Top-Up Note and deliver the same to the Holders, pursuant to the

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Company Order, and each Holder shall surrender its existing note to the Trustee in exchange for the Top-Up Note.
3.Amendments to the Indenture.
a.The following definitions shall be added to Section 1.01 of the Eighth Supplemental Indenture in the appropriate alphabetical order and shall read as follows:
““Account Security Agreement” means that certain Account Security Agreement, dated as of February 22, 2024, by and between Tellurian Investments LLC, ProductionCo, Tellurian Operating LLC and the Collateral Trustee.
“Driftwood Pledge Agreement” means that certain Pledge Agreement, dated as of February 22, 2024, by and between Tellurian Investments LLC and HB Fund LLC.
“E&P Assets” means the upstream oil and gas assets of ProductionCo, the Company and any of its Subsidiaries, solely to the extent of their direct ownership or control therein, including without limitation all of the following assets, each as related to the natural gas operations of ProductionCo and any of its Subsidiaries: (a) Hydrocarbon Interests; (b) the Properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization agreements, communitization agreements, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any governmental authority) which may affect all or any portion of the Hydrocarbon Interests; (d) all material operating agreements, permits, contracts and other agreements, including production sharing contracts and agreements, productions sales agreements, farmout agreements, farm in agreements, area of mutual interest dedications, equipment leases and other agreements, which relate to any of the Hydrocarbon Interests or to the production, sale, purchase, exchange, processing, handling, storage, transporting or marketing of any Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, and all rents, issues, profits, proceeds, products, revenues and other incomes directly attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and Properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests, including all compressor sites, settling ponds and equipment or pipe yards; and (g) all Properties, rights, titles, interests and estates described or referred to above, including any and all Property, real or personal, immovable or moveable, now owned or hereinafter acquired and situated upon, used, held for use or useful in the ordinary course of business in connection with the operating, working or development of any of such Hydrocarbon Interests or Property (excluding drilling rigs, automotive equipment, rental equipment or other personal Property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all Midstream Assets, wellbores, oil wells, gas wells, injection wells, disposal wells or other wells, structures, fuel separators, Christmas trees, liquid extraction plants, plant compressors, pumps, pumping units, measuring or metering equipment, pipelines, gathering systems, field gathering systems, sales and flow lines, water disposal systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, steam generation facilities, meters, apparatus, equipment,

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appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements, servitudes, licenses and other surface and subsurface rights, together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing and any tax losses, benefits, deductions or credits, intellectual property, permits, contract rights or similar Property in connection with any of the foregoing and copies of all lease files, land files, including unrecorded agreements related thereto, well files, gas and oil sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, non-confidential logs, maps, engineering data and reports, all seismic, geological, geophysical and engineering data in Grantors’ possession (including e-logs, cores and rights to access cores, DST data, drilling and workover reports, and third party reserve and waterflood studies and evaluations) (in each case, to the extent (i) assignable by the Company or its applicable Subsidiary without payment of any fee or consent of any third party and (ii) not constituting proprietary information of the Company or its applicable Subsidiary or a third party), and other books, records, data, files, and accounting records, in each case, to the extent related to the E&P Assets, or used or held for use in connection with the maintenance or operation thereof, but excluding any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted or prohibited by third-party agreement or applicable law. The E&P Assets shall exclude any “Excluded Property”.
“Excess Cash Flow” means, for any month, for ProductionCo and its Subsidiaries on a consolidated basis, an amount equal to:
(A)the aggregate amount of cash and Cash Equivalents actually received by ProductionCo and its Subsidiaries during such month; minus
(B)the sum, without duplication, of (i) the aggregate amount of cash and Cash Equivalents actually paid by ProductionCo and its Subsidiaries during such month on account of capital expenditures in respect of ProductionCo Operations, (ii) the aggregate amount of all payments made directly or indirectly by ProductionCo and its Subsidiaries in respect of the Secured Obligations during such month, and (iii) the aggregate amount of expenditures (including, for the avoidance of doubt, taxes, interest, expenses, payments to royalty owners (or suspense), payments to working interest owners, payments for gathering and processing services, workovers, lease extensions, seismic payments, minimum volume commitments payments or similar payments) associated with ProductionCo Operations made during such month.
“Excluded Property” means:
(A)any property to the extent the grant or maintenance of a Lien on such property is prohibited by any applicable requirement of law or would require a consent not obtained of any governmental authority pursuant to applicable requirements of law (other than to the extent that such prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC); provided that, immediately upon the ineffectiveness, lapse or termination of such prohibition or the granting of such consent, such property

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shall automatically constitute Collateral (but only to the extent such assets do not otherwise constitute Excluded Property hereunder);
(B)any contract, instrument, lease (other than Oil and Gas Leases as defined in the Mortgages), license, agreement or other document to the extent that the grant of a security interest therein would result in a violation, breach, termination (or a right of termination) or default under such contract, instrument, lease, license, agreement or other document (other than to the extent such violation or breach, termination (or right of termination) or default would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC); provided that, immediately upon the condition causing such violation, breach, termination (or right of termination) or default ceasing to exist (whether by ineffectiveness, lapse, termination or consent), such assets shall automatically constitute Collateral (but only to the extent such assets do not otherwise constitute Excluded Property hereunder);
(C)motor vehicles, aircraft, vessels and other assets subject to certificates of title, except to the extent a Lien therein can be perfected by the filing of a UCC financing statement;
(D)all commercial leases in respect of office space;
(E)all office equipment and supplies, including leases of office;
(F)all corporate minute books and corporate financial records that relate to a Person’s business generally;
(G)all master services agreements or similar contracts;
(H)all proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property;
(I)all documents, instruments, and other data or information that may be protected by an attorney-client privilege;
(J)all documents, instruments, and other data or information that cannot be disclosed to any Holder as a result of confidentiality arrangements under agreements with third parties; and
(K)all audit rights arising with respect to any of the other Excluded Property except for such audit rights to the extent related to the Secured Obligations.
“February Letter Agreement” means the letter agreement, dated February 22, 2024, between the Company and the Required Holders.
“Hydrocarbon Interests” means all rights, titles, and interests of Grantor and estates now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty

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interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature in the formations and depths in which Grantor has interests.
“Hydrocarbons” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and methane, ethane, propane, butane, natural gas liquids and condensates refined or separated therefrom.
“Midstream Assets” means Property owned or leased or operated by Grantor and directly used in connection with the following activities: ownership, operation, maintenance, expansion, construction, commissioning and decommissioning of, and acquisition of, natural gas, oil, condensate, and water conditioning, treating, processing, and, as applicable, compression facilities, gathering systems and pipelines that are integral to handling production from the encumbered Hydrocarbon Interests, buying and selling natural gas, oil, condensate, and water produced from the encumbered Hydrocarbon Interests in connection therewith, the provision of compression services in connection therewith, and all other acts or activities incidental or related to any of the foregoing, each to the extent of Grantor’s ownership interest therein.
“Property” means any interest in any kind of property or asset that is real, personal or mixed, or tangible or intangible, including, without limitation, cash, securities, accounts and contract rights.”
b.The definition of “Collateral” contained in Section 1.01 of the Eighth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Collateral” means (a) the Mortgaged Property, (b) the Pledged Collateral and (c) all other property and interests in property, including Cash and Cash Equivalents, and proceeds thereof now owned and hereafter acquired by a Grantor upon which a Lien is granted under any Collateral Document.” The Collateral shall exclude any “Excluded Property”.
c.The definition of “Collateral Documents” contained in Section 1.01 of the Eighth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Collateral Documents” means the Collateral Trust Agreement, the Pledge Agreement, the Driftwood Pledge Agreement, the Mortgages, the Deposit Account Control Agreement and the Account Security Agreement.”
d.The definition of “Grantors” contained in Section 1.01 of the Eighth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Grantors” means (a) the Pledgor, (b) the Mortgagor, and (c) Company or any other Subsidiary of the Company, as applicable with respect to any Lien purported to be granted thereby pursuant to a Collateral Document.”
e.The definition of “Liquidity Threshold” contained in Section 1.01 of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:

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““Liquidity Threshold” means the Company’s Liquidity required to be equal to or greater than two hundred forty million dollars ($240,000,000); provided that such Cash and Cash Equivalents shall be held in accounts (x) in which the Company and/or the applicable Subsidiaries have granted the Collateral Trustee a security interest in form and substance acceptable to the Collateral Trustee and (y) with a Deposit Account Control Agreement in effect with each of such accounts; provided further, that such Deposit Account Control Agreement(s) shall (I) be “fully blocked”/“access restricted” or similar Deposit Account Control Agreement(s) that do not allow the Company and its Subsidiaries access to the accounts nor permit the Company and its Subsidiaries to access the amounts and assets on deposit or credited to such deposit accounts without the consent of the Collateral Trustee (“Blocked DACA”) and (II) perfect the Collateral Trustee’s security interest in such accounts.”
f.The definition of “Permitted Indebtedness” contained in Section 1.01 of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
““Permitted Indebtedness” means (A) Indebtedness evidenced by any Note or the Convertible Notes; (B) Indebtedness disclosed pursuant to the Securities Purchase Agreement, as in effect as of the Issue Date; (C) any Indebtedness constituting any Driftwood Financing; (D) Indebtedness to trade creditors incurred by the Company or any Subsidiary in the ordinary course of business, including Indebtedness incurred in the ordinary course of business with corporate credit cards; (E) Indebtedness that also constitutes a Permitted Investment; (F) (i) undrawn obligations in respect of letters of credit or similar instruments in the ordinary course of business and (ii) reimbursement obligations in connection with letters of credit or similar instruments that are secured by Cash or Cash Equivalents and issued on behalf of the Company or any Subsidiary so long as any such Cash or Cash Equivalents are reflected as restricted on the consolidated balance sheet of the Company, prepared in accordance with GAAP; (G) Indebtedness amongst the Company and its Subsidiaries (other than Indebtedness owed by (i) ProductionCo or one of its Subsidiaries to (ii) the Company or any of its other Subsidiaries); provided that any such Indebtedness owing by the Company or the Driftwood Companies to a Subsidiary that is not the Company, the Driftwood Companies, ProductionCo or a Wholly Owned Subsidiary of ProductionCo will be subordinated to the Indebtedness in respect of the Notes; (H) purchase money and Capital Lease Obligations in an aggregate principal amount not to exceed ten million dollars ($10,000,000) at any time outstanding; (I) Indebtedness in respect of the financing of insurance premiums payable within one year incurred in the ordinary course of business; (J) to the extent constituting Indebtedness, indemnification, adjustment of purchase price, earnout, escrow or similar obligations, in each case, incurred or assumed in connection with any acquisition or disposition not prohibited hereunder; (K) to the extent constituting Indebtedness, obligations associated with worker’s compensation claims, performance, bid, surety or similar bonds or surety obligations required by applicable law or by third parties in the ordinary course of the business of ProductionCo and its Subsidiaries in connection with the operation of, or provision for the abandonment and remediation of, their properties; (L) Contingent Obligations that are guarantees of Indebtedness described in clauses (A) through (K); (M) Indebtedness due to a draft or similar instrument inadvertently drawn against insufficient funds; provided, however, that such Indebtedness is extinguished within five (5) Business Days of incurrence; (N) obligations in respect of

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minimum volume commitments or to make take-or-pay or similar payments (regardless of nonperformance); (O) Indebtedness of any Person outstanding on the date that such Person becomes a Subsidiary of the Company (whether by acquisition, merger, consolidation or otherwise) and not incurred in contemplation thereof; (P) other Indebtedness in an aggregate principal amount not to exceed fifteen million dollars ($15,000,000) at any time, provided that such Indebtedness is not incurred or guaranteed by, or otherwise recourse to, ProductionCo or its Subsidiaries; and (Q) extensions, refinancings, replacements and/or renewals of any items of Permitted Indebtedness (other than any Indebtedness repaid with the proceeds of the Notes), provided that, other than with respect to any Driftwood Financing, (1) the principal amount is not increased above the then-outstanding principal (or accreted value, in the case of Indebtedness issued with original issue discount) thereof (including undrawn or available committed amounts), plus an amount necessary to pay all accrued (including, for purposes of defeasance, future accrued) and unpaid interest of the refinanced Indebtedness and any fees, premiums and expenses related to such exchange or refinancing or (2) the terms are not modified to impose materially more burdensome terms, taken as a whole, upon the Company or its Subsidiaries, as the case may be, and provided further, other than with respect to any Driftwood Financing, that if the lender of any such proposed extension, refinancing or renewal of Permitted Indebtedness incurred hereunder is different from the lender of the Permitted Indebtedness to be so extended, refinanced or renewed then, in addition to the foregoing proviso, such Permitted Indebtedness shall also not have a final maturity date, amortization payment, sinking fund, put right, mandatory redemption or other repurchase obligation at the option of the lender or holder of such Indebtedness, or be prepayable at the option of the Company or its Subsidiaries (as applicable), in any case earlier than ninety-one (91) days following the Maturity Date (except, in each case, for (A) customary mandatory prepayments or offers to prepay with proceeds of asset sales or casualty events or indebtedness not permitted thereunder or upon the occurrence of a change of control and (B) scheduled amortization no greater than 5% of the original principal amount of such Indebtedness per year) and any mandatory prepayments under any Driftwood Financing; provided, further, that in no instance shall any Indebtedness that violates Section 4.27 hereof be considered “Permitted Indebtedness” (any extensions, refinancings, replacements and/or renewals described in this clause (Q), “Permitted Refinancing Indebtedness”).”
g.The definition of “Pledged Collateral” contained in Section 1.01 of the Eighth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Pledged Collateral” has the meaning set forth in the applicable Collateral Documents.”
h.The definition of “Redemption Date” contained in Section 1.01 of the Eighth Supplemental Indenture shall be amended and restated in its entirety as follows:
““Redemption Date” means the date fixed, pursuant to Section 5.03(D), for the settlement of the repurchase of any Notes by the Company pursuant to a Redemption.”
i.Section 1.02 of the Eighth Supplemental Indenture is amended and restated in its entirety to read as set forth on Exhibit A attached hereto.

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j.Section 2.05(A) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(A) Accrual of Interest. Each Note will accrue interest at a rate per annum equal to 10.00% (the “Stated Interest”), plus any Default Interest that may accrue pursuant to Section 2.05(B). Stated Interest on each Note will (i) accrue on the principal amount of each Note; (ii) accrue from, and including, the most recent date to which Stated Interest has been paid or duly provided for (or, if no Stated Interest has theretofore been paid or duly provided for, the Issue Date) to, but excluding, the date of payment of such Stated Interest; (iii) be paid to Holder in cash, other than with respect to the Interest Payment Date falling on April 1, 2024, in which case the outstanding principal amount of Notes shall increase in an amount equal to the Stated Interest to be paid to Holder on such Interest Payment Date (and a new Note shall be issued by the Company (the “PIK Note”) reflecting such increased outstanding principal amount of Notes and, upon receipt of such executed PIK Note from the Company accompanied by a Company Order, the Trustee shall authenticate such PIK Note and deliver the same to the Holders, pursuant to the Company Order, and each Holder shall surrender its existing note to the Trustee in exchange for the PIK Note), subject to Sections 5.02(D) and 5.03(E) (but without duplication of any payment of interest), quarterly in arrears on each Interest Payment Date, beginning on the first Interest Payment Date set forth in the certificate representing such Note, to the Holder of such Note as of the Close of Business on the immediately preceding Regular Record Date; and (iv) be computed on the basis of a 360-day year comprised of twelve 30-day months. Notwithstanding the foregoing, no amount of Stated Interest in excess of the maximum amount permitted by applicable law shall be due and payable under this Indenture or the Notes.”
k.Section 2.05(D) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(D) Classification of Interest Payments. Unless the context otherwise requires, all references herein to interest, whether accrued or paid, shall refer to cash interest paid in respect of the Notes, other than with respect to the Interest Payment Date falling on April 1, 2024, in which case the outstanding principal amount of Notes shall increase in an amount equal to the interest to be paid to Holder on such Interest Payment Date, it being understood that Common Stock issued to the Holders pursuant to Section 3.01 shall be classified as interest payments for tax purposes.”

l.Sections 3.01(A) and 3.01(B) of the Eighth Supplemental Indenture are amended and restated in their entirety to read as follows:
“(A) Issuance of Common Stock. On each issuance date on Exhibit G attached hereto (each such issuance date, a “Share Issuance Date” and together, the “Share Issuance Dates”) and in the amount detailed on Exhibit G, without any action on the part of the Holder or the Trustee, the Company shall issue to the Holder the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it and issue to the Holder a certificate or book-entry position for such shares; provided, however, that notwithstanding the foregoing, on February 22,

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the Company shall, in satisfaction of its obligation to issue shares of Common Stock to the Holder on the April 1, 2024 Share Issuance Date and all subsequent Share Issuance Dates, instead issue to the Holder six million five hundred ninety eight thousand six hundred sixty nine (6,598,669) shares of Common Stock. No additional consideration shall be paid by the Holder in order to receive his, her or its Common Stock on each Share Issuance Date. If there is more than one Holder on the Share Issuance Date, the amount detailed on Exhibit G will be issued to the Holders of the Notes in a pro rata manner among all such Holders based on the percentage of then outstanding principal amount of the Notes held by each such Holder. Notwithstanding the foregoing, if the shares of Common Stock required to be issued pursuant to this Section 3.01(A) would result in Holder, together with the other Attribution Parties collectively, beneficially owning in excess of the Maximum Percentage of the shares of Common Stock outstanding, then Holder shall notify the Company of a number of shares otherwise issuable pursuant hereto on the date hereof (the “Excess Shares”) that shall instead be held in abeyance for the benefit of Holder. The Company shall issue such Excess Shares, or such portion thereof requested by Holder, upon the written request of Holder, provided that no Excess Shares shall be issued hereunder to the extent such issuance would result in Holder and the other Attribution Parties exceeding the Maximum Percentage. Subject to the limitations set forth in this Section 3.01(A), the Company shall deliver any Excess Shares requested in writing by Holder to Holder (or its designee) no later than the second (2nd) Trading Day (or, if less, the standard settlement period, expressed in a number of Trading Days, for the Company’s Principal Market) after the delivery of such written request by Holder.
(B) Date of Issuance. Each person in whose name any such certificate or book-entry position for shares of Common Stock is issued shall, for all purposes, be deemed to have become the holder of record of such shares of Common Stock on each Share Issuance Date (or on February 22, 2024 with respect to all shares of Common Stock set forth on Exhibit G for the April 1, 2024 Share Issuance Date and all subsequent Share Issuance Dates), irrespective of the date of delivery of such certificate or entry of such book-entry position.”
m.Section 3.01(G) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(G) Stock Shortfall. On each Share Issuance Date detailed on Exhibit G attached hereto (each such Share Issuance Date, a “Stock Shortfall Payment Date”), in addition to the obligations contained herein, the Company shall pay in cash to the Holder an amount equal to (i) (x) one dollar and thirty five cents ($1.35) minus (y) the average of the Daily VWAPs during the period commencing on the day of and inclusive of the immediately preceding Stock Shortfall Payment Date (or, if none, the Issue Date) and ending on and inclusive of the day before such Stock Shortfall Payment date (each such period, a “Stock Shortfall Period”) multiplied by (ii) the number of shares of Common Stock set forth on Exhibit G with respect to such Stock Shortfall Payment Date (without regard to any limitations on such issuance under this Indenture or the Notes or whether any shares are actually issued on such date); provided, that, instead of making a payment in cash of the amount payable on the Stock Shortfall Payment Date occurring on April 1, 2024 based upon the number of shares of Common Stock set forth on Exhibit G with respect to such

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Stock Shortfall Payment Date, the outstanding principal amount of Notes shall be increased by issuance of the PIK Note, as detailed in Section 2.05(A) on April 1, 2024 in an amount equal to such amount payable on the Stock Shortfall Payment Date occurring on April 1, 2024; provided, further, that if the resulting amount shall be negative, no payment pursuant to this Section 3.01(G) shall be made on such Stock Shortfall Payment Date for such Stock Shortfall Period; provided, further, that at such time that the Common Stock ceases to be listed on any U.S. national securities exchange, clause (y) above shall be deemed to be equal to zero (0) and all payments to be made pursuant to this Section 3.01(G) across all remaining Stock Shortfall Payment Dates, including all accrued and unpaid interest (pursuant to the following sentence), shall immediately become due and payable without any further action or notice by any Person (such date, the “Accelerated Stock Shortfall Payment Date”). Notwithstanding the foregoing, during such time that the Common Stock continues to be listed on any U.S. national securities exchange, if a Market Disruption Event that is not waived by the Holder occurs on each Trading Day in a Stock Shortfall Period, clause (y) of the foregoing sentence shall be deemed to be equal to zero (0) for such Stock Shortfall Period. In addition to the foregoing, if the Company fails for any reason or for no reason to make a payment pursuant to this Section 3.01(G) by the applicable Stock Shortfall Payment Date or Accelerated Stock Shortfall Payment Date, as the case may be, (such amount, the “Undelivered Stock Shortfall Payment”), the Company shall pay the Holder, in cash, as interest and not as a penalty, for each $1,000 of Undelivered Stock Shortfall Payment, $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such interest begins to accrue) for each Trading Day after the applicable Stock Shortfall Payment Date or Accelerated Stock Shortfall Payment Date, as the case may be until such Undelivered Stock Shortfall Payment is paid. For the avoidance of doubt, the Trustee shall have no obligation to determine or verify any determination of amounts owed pursuant to this Section.”
n.Section 3.01(H) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(H) Make-Whole. Notwithstanding anything to the contrary in the Indenture or the Notes, upon any redemption, repurchase, retirement of the Notes in connection with a Fundamental Change, Event of Default, Redemption or similar event, the Company shall, on a contemporaneous basis, make all payments that would have otherwise been required to be made pursuant to Section 3.01(G) relating to the sum of all shares set forth on Exhibit G for which the relevant Share Issuance Dates have yet to occur as if the date of such redemption, repurchase or retirement, were a Stock Shortfall Payment Date and the period commencing on the day of and inclusive of the immediately preceding Stock Shortfall Payment Date (or, if none, the Issue Date) and ending on and inclusive of such date were the relevant Stock Shortfall Period (the “Make-Whole Payment”); provided, that, in the event such redemption, repurchase, retirement or similar event involves fewer than all of the then-outstanding Notes, such payment will be made on a pro rata basis with the corresponding amount of Notes that are redeemed, repurchased or retired.”
o.Section 4.01(B) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:

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“(B)  Deposit of Funds. Before 10:00 A.M., New York City time, on the Redemption Date, Fundamental Change Repurchase Date or Interest Payment Date, on the Maturity Date, and the Business Day immediately following the consummation of the E&P Sale or any other date on which any cash amount is due on the Notes, the Company will deposit, or will cause there to be deposited, with the Paying Agent cash, in funds immediately available on such date, sufficient to pay the cash amount due on the applicable Notes on such date and, with respect to an E&P Sale, the Net Cash Proceeds; provided that in the event the Net Cash Proceeds are greater than the Redemption Price payable pursuant to a Redemption of the entire principal amount of Notes outstanding pursuant to Section 5.03(B)(i)(1), the Company shall only be required to deposit an amount equal to such Redemption Price. The Paying Agent will return to the Company, as soon as practicable, any money not required for such purpose.”
p.Section 4.14 of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“The Company shall have at all times liquidity calculated as unrestricted, unencumbered Cash or Cash Equivalents of the Company and its Subsidiaries (including, notwithstanding anything herein to the contrary, Cash or Cash Equivalents in any Blocked DACA), excluding the Driftwood Companies, as taken as a whole, in one or more deposit, securities or money market or similar accounts located in the United States (“Liquidity”) in an aggregate minimum amount equal to (i) forty million dollars ($40,000,000) for the period commencing on January 2, 2024 through and including February 22, 2024, (ii) twenty-five million dollars ($25,000,000) for the period commencing on February 22, 2024 through and including April 30, 2024, (iii) thirty million dollars ($30,000,000) for the period commencing on May 1, 2024 through and including May 31, 2024, (iv) thirty five million dollars ($35,000,000) for the period commencing on June 1, 2024 through and including June 30, 2024, and (v) forty million dollars ($40,000,000) for the period commencing July 1, 2024 and thereafter.”
q.Section 4.20 of the Eighth Supplemental Indenture shall be amended and restated in its entirety to read as follows:
“Section 4.20. E&P Asset Disposition.
(A) The Company shall use its reasonable best efforts and shall cause any relevant Subsidiary to use its reasonable best efforts to sell all or substantially all of its rights, title and interest in the E&P Assets pursuant to a transaction described in that certain Current Report on Form 8-K of the Company, dated February 6, 2024 (any such sale the “E&P Sale”) on or before [***] (or such later date as agreed by the Collateral Agent acting at the direction of the Required Holders).
(B) Notwithstanding anything to the contrary contained in this Indenture or the Notes, the Company’s obligations to use its reasonable best efforts to sell the E&P Assets pursuant to this Section 4.20 shall be subject to the fiduciary duties of the board of directors of the Company to the Company’s stockholders under applicable law as well as all requirements imposed by applicable law. The Company shall be deemed to

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have used such reasonable best efforts so long as it complies with such fiduciary duties and legal requirements in connection with any sale process for the E&P Assets.
(C) Notwithstanding anything to the contrary herein or in any other Transaction Document, the E&P Sale, as described herein is permitted, so long as (i) 100% of the Net Cash Proceeds thereof (or in the event the Net Cash Proceeds are greater than the Redemption Price payable pursuant to a Redemption of the entire principal amount of Notes outstanding pursuant to Section 5.03(B)(i)(1), an amount equal to such Redemption Price) are applied in accordance with Section 5.03(B)(i) hereof and (ii) within one Business Day following the closing of the E&P Sale, the Company provides written notice to Holders setting forth the amount of the Net Cash Proceeds thereof (which may be described as subject to post-closing adjustments) and closing date thereof.
r.A new Section 4.26 shall be added to the Eighth Supplemental Indenture in its entirety to read as follows:
“4.26 Further Assurances.
(A)Each Grantor at its sole expense will, and will cause each Subsidiary to, promptly execute and deliver to the Collateral Trustee all such other documents, agreements and instruments reasonably requested by the Collateral Agent or the Collateral Trustee to comply with, cure any defects or accomplish the conditions precedent, covenants and agreements of the Grantors or any Subsidiary, as the case may be, in the Transaction Documents, including the Notes, or to further evidence and more fully describe the Collateral intended as security for the Secured Obligations, or to correct any omissions in the Transaction Documents, or to state more fully the obligations secured therein, or to perfect, protect or preserve any Liens created pursuant to the Transaction Documents or the priority thereof, or to make any recordings, file any notices or obtain any consents, all as may be reasonably necessary or appropriate, in connection therewith.
(B)Each Grantor hereby authorizes the Collateral Agent and Collateral Trustee, after consultation with the Company, to file one or more financing or continuation statements, and amendments thereto, relative to all or any part of the Mortgaged Property or any other Collateral without the signature of any Grantor where permitted by law. A carbon, photographic or other reproduction of the Collateral Documents or any financing statement covering the Mortgaged Property or any part thereof or any other Collateral shall be sufficient as a financing statement where permitted by law. The Holder acknowledges and agrees that any such financing statement may describe the collateral as “all assets” of the applicable Grantor or words of similar effect as may be required by the Collateral Agent or Collateral Trustee.”
s.A new Section 4.27 shall be added to the Eighth Supplemental Indenture in its entirety to read as follows:
“4.27 No Driftwood Companies Debt.

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Notwithstanding anything to the contrary in the Indenture or the Notes, other than (i) such Indebtedness existing as of February 22, 2024 as set forth in Exhibit H and (ii) such additional Indebtedness as may be permitted or contemplated pursuant to that certain Intercompany Loan Agreement, effective as of March 1, 2023, by and among Tellurian Investments LLC, a Delaware limited liability company, as lender, Driftwood Holdco LLC, a Delaware limited liability company, as borrower, and Driftwood LNG LLC, a Delaware limited liability company, as guarantor, as in effect as of February 22, 2024, neither the Company nor any of its Subsidiaries shall make or increase the principal amount of any loan to any Driftwood Company nor shall the Company permit any Driftwood Company to make or increase the principal amount of any loan to the Company or any of its Subsidiaries.”
t.Section 5.03(A) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(A) No Right to Redeem Before August 1, 2024. Unless in connection with a Fundamental Change Notice pursuant to Section 5.02, a Mandatory Redemption upon the consummation of an E&P Sale, an Optional Redemption pursuant to Section 5.03(B)(ii) or an Event of Default pursuant to Section 8.01, the Holders may not redeem the Notes at their option at any time before August 1, 2024.”
u.Section 5.03(B)(i) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(i)     Mandatory Redemptions of the Notes and Treatment of Excess Cash. Subject to the terms of this Section 5.03, (1) the Company shall redeem the Holder’s Notes or a portion of the Holder’s Notes up to the entire principal amount of the Notes outstanding on such date, in an Authorized Denomination of the Notes for a cash purchase price equal to the Redemption Price in an amount up to the net Cash or Cash Equivalent proceeds from the consummation of the E&P Sale (net of out-of-pocket fees and expenses (including attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and re-cording charges, transfer and similar taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees and taxes paid or payable in connection therewith)) (the “Net Cash Proceeds”) (for the avoidance of doubt, any portion of the Notes not redeemed pursuant to this Section 5.03(B)(i)(1) shall remain outstanding); provided that in the event that there are multiple Holders of Notes, and if the aggregate principal amount of Notes outstanding exceeds the amount of Net Cash Proceeds available, the Company shall select the Notes to be redeemed on a pro rata basis and (2) each Holder may redeem such Holder’s Notes or a portion of such Holder’s Notes up to the entire principal amount of such Note outstanding on such date, in an Authorized Denomination of such Note for a cash purchase price equal to the Redemption Price in the following instances: (i) on or after October 1, 2024, and solely if the Liquidity Threshold is not met on or after September 10, 2024, at which time a Holder may provide written notice to the Trustee and the Company that it is exercising its right to redeem such Holder’s Notes or a portion of such Holder’s Notes; and (ii) as promptly as practicable after each of August 1, 2024 and September 1, 2024, the Company will deliver to every Holder (with a copy to the Trustee) a calculation of the Excess Cash Flow of ProductionCo and its Subsidiaries

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for the month then most-recently ended, at which time a Holder may provide written notice to the Trustee and the Company that it is exercising its right to redeem such Holder’s Notes or a portion of such Holder’s Note in an amount up to such Excess Cash Flow for such period; provided that in the event that there are multiple Holders of Notes, and if the aggregate principal amount of Notes that Holders have elected to redeem exceeds the amount of net Excess Cash Flow for such period, the Company shall select the Notes to be redeemed on a pro rata basis.”
v.Section 5.03(D) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(D)    Redemption Date. In the event of a Mandatory Redemption pursuant to Section 5.03(B)(i)(1), the date of the Mandatory Redemption set forth in the Redemption Notice shall be a Redemption Date, and a Holder choosing to exercise its right to redemption pursuant to Section 5.03(B)(i)(2) shall provide written notice to the Trustee and the Company at least fifteen (15) Business Days prior to the Redemption Date that it is exercising its right to redeem such Holder’s Notes or a portion of such Holder’s Notes on the date set forth in such notice. In the event of an Optional Redemption, the date of the Optional Redemption set forth in the Optional Redemption Notice, shall be a Redemption Date. For the avoidance of doubt, if the Redemption Date occurs on or after the date that the Company is obligated to issue to the Holders a new Note reflecting the increase in the principal amount outstanding but before the date such new Note has been issued, the Redemption Price payable to such Holders shall be the full amount of outstanding principal including any increases in principal as provided for in this Indenture.”
w.Section 5.03(E) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(E)     Redemption Price. The Redemption Price for any Note called for a Mandatory Redemption is an amount in cash equal to the sum of (x) 100% of the principal amount of such Notes being redeemed, plus (y) all accrued and unpaid interest on such Notes to, but excluding, the Redemption Date for such Mandatory Redemption, and (z) all amounts payable pursuant to Section 3.01(H); provided, however, that the Holder of such Note at the Close of Business on the Regular Record Date immediately prior to the Redemption Date will be entitled, notwithstanding any Redemption, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Section 2.05(C) and such Redemption Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with Section 2.05(C), on the next Business Day to Holders as of the Close of Business on the immediately preceding Regular Record Date; and (y) the Redemption Price and Optional Redemption Price, as applicable, will include interest on Notes to be redeemed from, and including, such Interest Payment Date.”
x.Section 5.03(F)(i) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:

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“(i)    Mandatory Redemption Notice. (1) Upon completion of the E&P Sale, the Company shall announce a Mandatory Redemption pursuant to Section 5.03(B)(i)(1) by sending (or causing to be sent) on the date of such completion to the Holders, the Trustee and the Paying Agent a written notice of such Mandatory Redemption (a “Redemption Notice”).
    Such Redemption Notice must state:
(a)    that the notice is a Redemption Notice;
(b)    the principal amount to be redeemed (which such amount shall be the lesser of (i) the maximum principal amount that can be redeemed without exceeding the Net Cash Proceeds of the E&P Sale or (ii) the entire principal amount outstanding);
(c)    that the redemption is occurring pursuant to Section 5.03(B)(i)(1);
(d)    the Redemption Date for such Redemption, which shall be a date no more than three (3) Business Days from the date of the Redemption Notice;
(e)    the Redemption Price for such Redemption (and, if the Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 5.03(E)); and
(f)    the CUSIP and ISIN numbers, if any, of the Notes.

(2) To call a Holder’s Note for Redemption pursuant to Section 5.03(B)(i)(2), a Holder must send to the Company, the Trustee and the Paying Agent a Redemption Notice.

Such Redemption Notice must state:

(a)     that the Holder has called the Holder’s Notes for Redemption;

(b)     that the redemption is occurring pursuant to Section 5.03(B)(i)(2);

(c)    the principal amount to be redeemed;

(d)            the Redemption Date for such Redemption;

(e)    the Redemption Price for such Redemption (and, if the Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 5.03(E)); and

(f)            the CUSIP and ISIN numbers, if any, of the Notes.”

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y.Section 8.01(A)(vi) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(vi) a default in any of the Company’s obligations or agreements under the Indenture, the Notes or the other Transaction Documents (other than a default set forth in clause (i) through (v) or (vii) through (xvii) of this Section 8.01(A)), or a breach of any representation, warranty or covenant in any material respect (other than representations or warranties subject to material adverse effect or materiality qualifications, which may not be breached in any respect) of any Transaction Document; provided, however, that if such default can be cured, then such default shall not be an Event of Default unless the Company has failed to cure such default within the following number of applicable days after the Company becomes aware of, or by exercise of reasonable prudence would have become aware of, its occurrence (the “Cure Period”): (A) with respect to a default in respect of the covenants set forth in Section 4.08, Section 4.09, Section 4.10, Section 4.11, Section 4.12, Section 4.15, Section 4.18, Section 4.19, Section 4.24 or Section 4.27 herein, five (5) days; (B) with respect to a default of the covenant set forth in Section 4.14, a maximum of ten (10) days, whether consecutive or not, while the Notes are outstanding; provided, that if the Liquidity is more than two million five hundred thousand dollars ($2,500,000) below the required amount such default shall constitute an immediate Event of Default or (C) otherwise, thirty (30) days; provided, further, that a default in respect of the covenants set forth in Section 4.20 cannot be cured and any default in respect of the covenants set forth in Section 4.20 shall constitute an immediate Event of Default;”
z.Section 8.01(A)(xii) of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“(xii) a default by the Company of its obligations under the first paragraph of Section 8 of the February Letter Agreement;”
aa.Section 12.01 of the Eighth Supplemental Indenture is amended and restated in its entirety to read as follows:
“Section 12.01. General. The Notes shall be secured on a first-priority basis (subject to Permitted Liens with Liens on the Collateral). Upon a transfer by the Holder of its rights, title and interests in any portion of the Notes pursuant to Section 2.10, other than a transfer by the Holder to any Affiliate of the Holder, the Collateral pledged under the Driftwood Pledge Agreement will be automatically released from the Liens created by the Driftwood Pledge Agreement.”
bb.Exhibit G of the Eighth Supplemental Indenture shall be replaced in its entirety with Exhibit B attached hereto. For the avoidance of doubt, the amounts detailed on Exhibit B represent the number of shares issuable on each Share Issuance Date as of the effective date of this Supplemental Indenture.
cc.A new Exhibit H shall be added to the Eighth Supplemental Indenture in its entirety to read as set forth on Exhibit C attached hereto.

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4.Release.  In consideration of the benefits received by the Company pursuant to this amendment, and for other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged), effective on the date of this amendment, the Company, on behalf of itself and its agents, representatives, officers, directors, advisors, employees, Subsidiaries, affiliates, successors and assigns (collectively, “Releasors”), hereby forever waives, releases and discharges each the Trustee, the Collateral Agent, the Holder, and each of their respective officers, directors, partners, general partners, limited partners, managing directors, members, stockholders, trustees, shareholders, representatives, employees, principals, agents, parents, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives and attorneys of any of them, each in their capacities as such, (collectively, the “Releasees”), of and from any and all claims, causes of action, suits, obligations, demands, debts, agreements, promises, liabilities, controversies, costs, damages, expenses and fees whatsoever, whether arising from any act, failure to act, omission, misrepresentation, fact, event, transaction or other cause, and whether based on any federal, state, local or foreign law or right of action, at law or in equity or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued, which any Releasor now has, has ever had or may hereafter have against any Releasee arising contemporaneously with or prior to the date of this amendment or on account of or arising out of any matter, cause, circumstance or event occurring contemporaneously with or prior to the date of this amendment that relate to, arise out of, or otherwise are in connection with any or all of the Transaction Documents or transactions contemplated thereby (collectively, the “Released Claims”).
5.Governing Law.  This Second Amendment shall be governed by and construed in accordance with the laws of the State of New York.
6.Counterparts.  This Second Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Any signature to this Second Amendment may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. Each party hereto accepts the foregoing, and any document received in accordance with this Section 4 shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law.
7.Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.
8.The Trustee.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Second Amendment or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto. The Trustee shall not be deemed to have actual or constructive knowledge of any of the terms of the February Letter Agreement or otherwise be required to inquire as to the compliance or non-compliance of any such terms.
9.Ratification of Indenture; Second Amendment part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed, and all the

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terms, conditions, and provisions thereof shall remain in full force and effect. This Second Amendment shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.
[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties to this Second Amendment have caused this Second Amendment to be duly executed as of the date first written above.
Tellurian Inc.

By:    /s/ Simon G. Oxley
Name:    Simon G. Oxley
Title:    Chief Financial Officer

Wilmington Trust, National Association, as trustee

By:    /s/ Karen Ferry
Name:    Karen Ferry
Title:    Vice President

HB FUND LLC, AS THE COLLATERAL AGENT
By: HUDSON BAY CAPITAL MANAGEMENT LP
NOT INDIVIDUALLY, BUT SOLEY AS INVESTMENT ADVISORY TO HB FUND LLC

By:    /s/ George Antonopoulos
Name:    George Antonopoulos
Title:    Authorized Signatory

[Signature Page to Second Amendment to Eighth Supplemental Indenture]

In connection with the execution of this Second Amendment to Eighth Supplemental Indenture, dated as of February 22, 2024, by and among the Company, the Trustee and the Collateral Agent, the undersigned holders of the Notes, representing 100% of the aggregate principal amount of the outstanding Notes immediately prior to execution of this Second Amendment to Eighth Supplemental Indenture, hereby (i) consent to the amendments to the Eighth Supplemental Indenture set forth in Section 2 of this Second Amendment to Eighth Supplemental Indenture; (ii) direct the Trustee to execute the this Second Amendment to Eighth Supplemental Indenture; (iii) represent and warrant that they are the Holders of the aggregate principal amount of the outstanding Notes set forth under their signature line on the date hereof and have not transferred its position in such Notes; (iv) certify that it has the full power and authority to deliver this consent and that such power has not been granted or assigned to any other person:

HOLDER: HB FUND LLC

By:	/s/ George Antonopoulos
	Name:	George Antonopoulos
	Title:	Authorized Signatory*

Aggregate Principal Amount of Notes Held: $212,100,000

* Authorized Signatory
Hudson Bay Capital Management LP
Not individually, but solely as investment adviser to HB Fund LLC

Exhibit A

Section 1.02.      Other Definitions.

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Term	Defined in Section
“Accelerated Stock Shortfall Payment Date”	3.01(G)
“Blocked DACA”	Definitions
“Business Combination Event”	6.01(A)
“Buy-In”	3.01(E)
“Certain Company Events”	3.01(D)
“Convertible Notes Indenture”	Definitions
“Default Interest”	2.05(B)
“Event of Default”	7.01(A)
“Excess Shares”	5.01(A)
“E&P Proceeds”	4.20(B)
“Fundamental Change Notice”	4.02(E)
“Fundamental Change Repurchase Right”	4.02(A)
“HSR Act”	5.01(C)
“Initial Notes”	2.03
“Liquidity”	4.14
“Make-Whole Payment”	3.01(H)
“Maximum Percentage”	5.01(A)
“Net Cash Proceeds”	5.03(B)(i)
“Optional Acceleration Notice”	7.02(B)
“Optional Redemption”	4.03(B)(ii)
“Optional Redemption Notice”	4.03(F)(ii)
“Paying Agent”	2.06(A)
“Permitted Refinancing Indebtedness”	definition of Permitted Indebtedness
“PIK Note”	2.05(A)
“Redemption Notice”	5.03(F)
“Register”	2.06(B)
“Registrar”	2.06(A)
“Reported Outstanding Share Number”	6.01(A)
“Required Reserve Amount”	3.01(F)
“Share Issuance Date”	3.01(A)
“Specified Courts”	13.07
“Stated Interest”	2.05(A)
“Stock Shortfall”	3.01(G)
“Stock Shortfall Period”	3.01(G)
“Successor Entity”	7.01(A)(i)
“Undelivered Shares”	3.01(E)

Exhibit B

SCHEDULE OF SHARE ISSUANCE DATES
(1)	(2)
Share Issuance Date	No of Shares
October 1, 2023	740,741
January 1, 2024	1,111,111
April 1, 2024	942,667
July 1, 2024	942,667
October 1, 2024	942,667
January 1, 2025	942,667
April 1, 2025	942,667
July 1, 2025	942,667
October 1, 2025	942,667